

June 28, 2013

Via E-Mail
Mr. Michael Gilligan
Chief Financial Officer
PowerShares DB US Dollar Index Bullish Fund
c/o DB Commodity Services LLC
60 Wall Street
New York, New York 10005

> **Re: PowerShares DB US Dollar Index Bullish Fund**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-33314**

Dear Mr. Gilligan:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1.   In future Exchange Act periodic reports, please identify your authorized participants.

Signatures

2.   Please explain to us how the signatures provided comply with General Instruction D.2 of Form 10-K. Furthermore, please include the signature of your principal accounting officer or controller in future Exchange Act filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or Tom Kluck, Legal Branch Chief, at (202) 551-3233 if you have any questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief